# LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

RECEIVED
2004 DEC -9 P 2:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE SUPPL

Date: November 30, 2004

## Warrants Exercised

Leeward is pleased to announce that it has received $128,125 through the exercise of flow-through warrants at $0.25 per share; these funds will be used to explore the Nithi Mountain Molybdenite prospect in British Columbia.

On the Nithi Mountain property, the initial field program has been completed; old moly showings were relocated and sampled, and a number of new moly showings were discovered. The pattern of occurrences indicates that there is a zone of moly mineralization extending across the property. This mineralized zone has been named the "Alpha" zone.

The "Alpha" zone will be tested by an airborne magnetic and EM survey in early December. The highly altered nature of the bedrock within this molybdenite zone should provide a good magnetic and EM response.

For further information, contact James W. Davis at (403) 265-4077, ext.1.

04046841

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

*No Canadian stock exchange has approved or disapproved the contents of this release.*



web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com